UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-36695

PATHFINDER BANK 401K SAVINGS PLAN

(Full Title of Plan)

PATHFINDER BANCORP, INC.

(Name of Issuer of the securities held pursuant to the plan)

214 West First Street

Oswego, NY 13126

(Address of Principal Executive Office)

PATHFINDER BANK

401(K) SAVINGS PLAN

Financial Statements

and Supplemental Schedule

as of December 31, 2016 and 2015

PATHFINDER BANK 401(K) SAVINGS PLAN

DECEMBER 31, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Pathfinder Bank 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Pathfinder Bank 401(k) Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Pathfinder Bank 401(k) Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Bonadio & Company, LLP
Bonadio & Company, LLP
Syracuse, New York
June 26, 2017

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	2016	2015

ASSETS

INVESTMENTS, at fair value:
Registered investment companies	$8,975,911	$7,338,032
Self-directed brokerage accounts	2,852,598	2,690,482

Total investments	11,828,509	10,028,514

EMPLOYER CONTRIBUTIONS RECEIVABLE	9,812	—
NOTES RECEIVABLE FROM PARTICIPANTS	377,894	398,791

Net assets available for benefits	$12,216,215	$10,427,305

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$774,655	$499,284
Dividend income	40,914	28,623
Interest income on notes receivable from participants	18,075	16,734

Total investment income	833,644	544,641

CONTRIBUTIONS:
Employer	531,151	474,739
Participants	586,997	542,439
Rollover	9,915	32,124

Total contributions	1,128,063	1,049,302

Total additions	1,961,707	1,593,943

DEDUCTIONS:
Benefits paid to participants	172,797	230,389

Total deductions	172,797	230,389

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	1,788,910	1,363,554

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	10,427,305	9,063,751

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$12,216,215	$10,427,305

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF PLAN

The following brief description of the Pathfinder Bank 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Pathfinder Bank (the Bank). It is subject to the provisions of the Employees Retirement Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to the annual dollar limit set by law of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank makes matching contributions of 100% of the first 3% of employee deferrals and 50% of the next 3% of employee deferrals and is invested based on the participants’ investment allocations.

In addition, the Bank makes a Safe harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the participant’s annual compensation.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s contribution and, (b) Plan earnings (losses), and charged with an allocation of administrative expenses if applicable. Allocations are based on participant earnings/(losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Vesting percentage is generally determined by years of service in accordance with the following schedule:

Vesting Years	Vested Percentage

Fewer than 1	20%
Fewer than 2	40%
Fewer than 3	60%
Fewer than 4	80%
5 or more	100%

Notes Receivable from Participants

Participants may borrow an amount up to the lesser of 50% of the amount of their vested balance or $50,000. The loan amount cannot exceed the maximum amount imposed by the Internal Revenue Code. A participant may borrow a minimum of $1,000. Loans are repayable over not more than five years, except in the case of a loan for the purchase of a primary residence. Participants must make loan payments through payroll deductions. The loans are secured by the balances in the participant’s account and bear a reasonable rate of interest determined by the Plan Administrator at the time of the loan application, considering the purpose of the loan and the rate being charged by representative commercial banks in the local area for a similar loan.

Payment of Benefits

On termination of service due to death, disability or retirement, or due to other reasons a participant may elect to receive his or her benefits under the following options: lump sum or installment payments. The amount will be equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts

At December 31, 2016 and 2015, forfeited non-vested accounts available totaled $17,256 and $13,570, respectively. These accounts will be used to offset Plan expenses. Plan expenses were reduced by $68 and $67 from forfeited non-vested accounts for the years ended December 31, 2016 and 2015, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded based upon the terms of the plan document.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains on investments bought and sold as well as held during the year. All investments are participant-directed.

Investment Fees

Net investment returns are reported in the net appreciation in fair value of investments and reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan document states that at the discretion of the Plan’s sponsor, any administrative expenses can be paid by either the Plan or the Plan’s sponsor. For the years ended December 31, 2016 and 2015, all administrative expenses were paid by the Plan Sponsor.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 -

Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and insignificant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Level 1 Fair Value Measurements

The fair value of the self-directed brokerage accounts are based on quoted market prices. All investments are participant-directed.

Level 2 Fair Value Measurements

The fair value of the registered investment companies are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the registered investment companies vary with some holding short term investments for principal preservation, diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate bonds, some holding a blend of corporate bonds, and others holding a blend of various domestic and international stocks. Each registered investment company provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The registered investment companies invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.

The preceding method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Registered investment companies	$—	$8,975,911	$—	$8,975,911

Total registered investment companies	—	8,975,911	—	8,975,911

Self-directed brokerage accounts:
Common stock-employer stock	2,757,505	—	—	2,757,505
Self-directed brokerage accounts	95,093	—	—	95,093

Total self-directed brokerage accounts	2,852,598	—	—	2,852,598

Total investments	$2,852,598	$8,975,911	$—	$11,828,509

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Registered investment companies	$—	$7,338,032	$—	$7,338,032

Total registered investment companies	—	7,338,032	—	7,338,032

Self-directed brokerage accounts:
Common stock-employer stock	2,635,813	—	—	2,635,813
Self-directed brokerage accounts	54,669	—	—	54,669

Total self-directed brokerage accounts	2,690,482	—	—	2,690,482

Total investments	$2,690,482	$7,338,032	$—	$10,028,514

4.	TAX STATUS

The Plan is operating under a non-standardized prototype cash or deferred profit-sharing plan sponsored by The Pension Service, Inc. The prototype plan obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the Plan administrator and its advisors believe that the Plan is currently designed and being operated in compliance with the applicable regulations of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

5.	PARTY-IN-INTEREST

Certain Plan investments are shares of registered investment companies that are managed by the trustee of the Plan’s assets, therefore these transactions qualify as party-in-interest.

In 2016 and 2015, the Plan provided participants the election of an investment in Pathfinder Bancorp, Inc.’s common stock thorough self-directed brokerage accounts. As of December 31, 2016, the Plan held 204,411 shares of Pathfinder Bancorp, Inc.’s common stock fund at a per-share price of $13.49. As of December 31, 2015, the Plan held 204,029 shares of Pathfinder Bancorp, Inc.’s common stock fund at a per-share price of $12.90.

In addition, the Plan issues notes receivable to participants, which are secured by the balances in the participants’ accounts. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to Form 5500 at December 31, 2016 and 2015:

	2016	2015

Net assets available for benefits per the financial statements	$12,216,215	$10,427,305

Cumulative deemed distributions on participant notes	(22,115)	(22,115)

Net assets available for benefits per the Form 5500	$12,194,100	$10,405,190

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the changes in net assets available for benefits per Form 5500 for the year ending December 31:

	2016	2015

Changes in net assets available for benefits per the financial statements	$1,788,910	$1,363,554

Cumulative deemed distributions on participant notes	—	(5,036)

Changes in net assets available for benefits per Form 5500	$1,788,910	$1,358,518

PATHFINDER BANK 401(K) SAVINGS PLAN

PARTY-IN-INTEREST SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)

EIN: 15-0408130 PLAN NUMBER: 002

DECEMBER 31, 2016

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c)	Cost (d)	Current Value (e)

*	Pathfinder Bancorp, Inc.	Common stock	**	$2,757,505
	BP PLC Spons ADR	Common stock	**	3,160
	Exxon Mobil Corp	Common stock	**	451
	Five Star Quality Care Com	Common stock	**	1,485
	Keycorp	Common stock	**	624
	Neuberger Berman MLP Inc FD	Common stock	**	873
	Planet Fitness Inc Com C1A	Common stock	**	2,290
	The Black Stone Group LP Com	Common stock	**	3,724
	PJT Partners Inc Com C1 A	Common stock	**	62
	Q Biomed Inc	Common stock	**	594
	Singlepoint Inc	Common stock	**	109
	Vaneck Vectors Oil Serv	Common stock	**	15,007
	CVR Partners LP Com	Common stock	**	7,513
*	TDAM Money Market Portfolio	Money Market Fund	**	59,201
	AB Glbl Bd I	Registered investment company	**	18,794
	AmBcn Intl Eq Inst	Registered investment company	**	10,742
	AmBcn SmCap Val Inst	Registered investment company	**	13,435
	AmCent ShtDrInflPrtBd	Registered investment company	**	6,161
	AmFds AMCAP R6	Registered investment company	**	677,093
	AmFds Am Hi Inc Tr R6	Registered investment company	**	31,969
	AmFds Am Bal R6	Registered investment company	**	1,130
	AmFds Am Mut R6	Registered investment company	**	591,965
	AmFds EuroPacfc Gr R6	Registered investment company	**	10,301
	AmFds Fdmntl Inv R6	Registered investment company	**	1,077,417
	AmFds New Wld R6	Registered investment company	**	31,035
	AmFds Washngtn Mut Inv R6	Registered investment company	**	7,580
	DFA Emrg Mkt Cor Inst	Registered investment company	**	6,185
	DFA Glbl RealEst Sec	Registered investment company	**	10,874
	DFA US LgCap Val Inst	Registered investment company	**	10,633
	DWS RREEF RealEst Sec Inst	Registered investment company	**	189,211
	DodgeCox Intl Stk	Registered investment company	**	190,543
	Fed Gov Obgtns Prmr	Registered investment company	**	145,586
	FidAdv Strat Inc I	Registered investment company	**	9,169
	Harbor Intl Inst	Registered investment company	**	113,672
	Invsco Eq Inc Y	Registered investment company	**	8,311
	Invsco Gr Inc Y	Registered investment company	**	50,178
	JPM MdCap Val Inst	Registered investment company	**	738,645

PATHFINDER BANK 401(K) SAVINGS PLAN

PARTY-IN-INTEREST SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)

EIN: 15-0408130 PLAN NUMBER: 002

December 31, 2016

(Continued)

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c)	Cost (d)	Current Value (e)

	JPM Mrtg Bckd Sel	Registered investment company	**	87,026
	JPM SmCap Val Sel	Registered investment company	**	3,033
	JPM Strat Inc Oppr5	Registered investment company	**	6,152
	LeggM BW Glbl Oppr Bd Inst	Registered investment company	**	4,619
	Loomis Bd Inst	Registered investment company	**	232,479
	MFS Rsrch R4	Registered investment company	**	9,087
*	NW Dest 2015 Inst	Registered investment company	**	7,285
*	NW Dest 2020 Inst	Registered investment company	**	40,249
*	NW Dest 2025 Inst	Registered investment company	**	120,690
*	NW Dest 2030 Inst	Registered investment company	**	361,435
*	NW Dest 2035 Inst	Registered investment company	**	15,981
*	NW Dest 2040 Inst	Registered investment company	**	19,688
*	NW Dest 2045 Inst	Registered investment company	**	146,576
*	NW Dest 2050 Inst	Registered investment company	**	121,460
*	NW Dest 2055 Inst	Registered investment company	**	51,566
*	NW Inv Dest Cnsrv R6	Registered investment company	**	12,552
	Opp Devl Mkt Y	Registered investment company	**	365,698
	Opp Glbl Oppr Y	Registered investment company	**	137,634
	Opp Glbl Y	Registered investment company	**	7,603
	PIMCO Low Dur Inst	Registered investment company	**	12,219
	PIMCO Real Rtn Inst	Registered investment company	**	338,358
	Prncpl Hi Yld Inst	Registered investment company	**	67,014
	Prncpl MdCap Inst	Registered investment company	**	472,881
	Prudntl Hi Yld Z	Registered investment company	**	12,317
	Prudntl St Cor Bd Z	Registered investment company	**	17,533
	Prudnt Ttl Rtn Bd Z	Registered investment company	**	9,266
	RdgWrth Ttl Rtn Bd I	Registered investment company	**	762,981
	Sntnl Sm Co I	Registered investment company	**	202,292
	TCW Ttl Rtn Bd I	Registered investment company	**	15,431
	TRowePr Cap App	Registered investment company	**	953,895
	TRowePr New Hrizns	Registered investment company	**	30,982
	TRowePr SM Cap Val	Registered investment company	**	523
	Vngrd Eq Inc Inv	Registered investment company	**	34,095
	Vngrd Euro Stk Indx Adml	Registered investment company	**	28,387
	Vngrd Explr Adml	Registered investment company	**	3,018

PATHFINDER BANK 401(K) SAVINGS PLAN

PARTY-IN-INTEREST SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)

EIN: 15-0408130 PLAN NUMBER: 002

December 31, 2016

(Continued)

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c)	Cost (d)	Current Value (e)

	Vngrd REIT Indx Adml	Registered investment company	**	36,639
	Vngrd SmCap Indx Fd AS	Registered investment company	**	8,154
	Vngrd SmCap Indx Inv	Registered investment company	**	57,197
	Vngrd Ttl StkMkt Indx Fd AS	Registered investment company	**	102,987
	Vngrd Wlsly Inc Inv	Registered investment company	**	108,300

*	Notes receivable from participants	4.25% - 5.50%		377,894

	Total investments			$12,206,403

*	Denotes party-in-interest.
**	Historical cost has not been presented since this investment is participant-directed.

The accompanying notes are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PATHFINDER BANCORP, INC.
(registrant)

June 26, 2017	/s/ James A. Dowd
James A. Dowd
Executive Vice President and Chief Financial Officer